UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                                 BLUEFLY, INC.
                                 -------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   096227103
                                   ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2003
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 51 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 2 of 51 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  46,890,033
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   46,890,033
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,890,033

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            90.2%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 3 of 51 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                     [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,890,033
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   46,890,033
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,890,033

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            90.2%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 4 of 51 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                     [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,890,033
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   46,890,033
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,890,033

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            90.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 5 of 51 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                     [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,890,033
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   46,890,033
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,890,033

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [ X ]


13       Percent of Class Represented By Amount in Row (11)

                                            90.2%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 6 of 51 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                     [  ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,534,332
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,534,332
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,534,332

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                         [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                            13.1%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 7 of 51 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                     [  ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  48,424,365
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   48,424,365
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            48,424,365

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [  ]

13       Percent of Class Represented By Amount in Row (11)

                                            90.8%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 8 of 51 Pages


               This Amendment No. 17 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 17 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 17 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer as described herein, whereby QIP and SFM Domestic Investments each: A) purchased from the Issuer shares of preferred stock convertible into Shares; B) agreed to convert the shares of the Series 2002 Convertible Preferred Stock, par value $.01 per share (the "Series 2002 Preferred Stock") held for the accounts of QIP and SFM Domestic Investments into shares of preferred stock convertible into Shares, and C) agreed to convert certain convertible demand promissory notes held for the accounts of QIP and SFM Domestic Investments into shares of preferred stock convertible into Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Quantum Industrial Partners LDC ("QIP");

                  (ii) QIH Management Investor, L.P. ("QIHMI");

                  (iii) QIH Management LLC ("QIH Management");

                  (iv) Soros Fund Management LLC ("SFM LLC");

                  (v) SFM Domestic Investments LLC ("SFM Domestic Investments"); and

                  (vi) Mr. George Soros ("Mr. Soros").

               This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

               Effective December 31, 2002, QIH Management, Inc. was converted into QIH Management LLC. On such date, Mr. Soros, the sole owner of QIH Management LLC, contributed his interest in QIH Management LLC to Soros Private Funds Management LLC, a Delaware limited liability company ("SPFM"), an entity wholly-owned by Mr. Soros. SPFM is the sole managing member of QIH Management LLC. Neither SPFM nor QIH Management LLC have executive officers or directors. As a result, that portion of Annex A of the Initial Statement listing the directors and officers of QIH Management, Inc., is hereby deleted.

                                                              Page 9 of 51 Pages


Item 3.  Source and Amount of Funds or Other Consideration

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

          QIP expended $4,867,763 of its working capital to purchase the securities reported herein as having been acquired since January 13, 2003 (60 days prior to the date hereof). Of this amount, $3,899,463 was expended to purchase shares of Series D Preferred Stock (as defined herein) pursuant to the Purchase Agreement (as defined herein). In addition, as more fully set forth in
Item 6 herein, pursuant to the Purchase Agreement, QIP acquired additional shares of Series D Preferred Stock upon conversion of the shares of Series 2002 Preferred Stock and the QIP 2003 Note (as defined herein) held for QIP's account. Finally, QIP expended $968,300 of its working capital on January 28, 2003 to purchase a warrant to purchase 24,208 shares ("Warrant No. 19"). SFM Domestic Investments expended $159,360 of its working capital to purchase the securities reported herein as having been acquired since January 13, 2003 (60 days prior to the date hereof). Of this amount, $127,660 was expended to purchase shares of Series D Convertible Preferred Stock reported herein as being acquired pursuant to the Purchase Agreement. In addition, as more fully set forth in Item 6 herein, pursuant to the Purchase Agreement, SFM Domestic Investments acquired additional shares of Series D Preferred Stock upon conversion of the shares of Series 2002 Preferred Stock and the SFM 2003 Note (as defined herein) held for SFM Domestic Investments' Account. Finally, SFM Domestic Investments expended $31,700 of its working capital on January 28, 2003 to purchase a warrant to purchase 792 shares ("Warrant No. 20").

Item 4.   Purpose of Transaction

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

         (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 46,890,033 Shares (approximately 90.2% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A) 5,287,082 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 26,503,096 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP, F) 58,098 Shares issuable upon the exercise of Warrant No. 13 held for the account of QIP,
G) 96,830 Shares issuable upon the exercise of Warrant No. 15 held for the account of QIP, H) 287,250 Shares issuable upon the exercise of Warrant No. 17 held for the account of QIP, I) 1,274,078 Shares currently issuable upon the conversion of 968.3 shares of Series C Preferred Stock held for the account of QIP, J) 9,092,525 Shares currently issuable upon the conversion of the 6,910.319 shares of Series D Preferred Stock held for the account of QIP; and K) 24,208 shares issuable upon the exercise of Warrant No. 19 held for the account of QIP.

               (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,534,332 Shares (approximately 13.1% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of A) 172,995 Shares, B) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 866,942 Shares

                                                             Page 10 of 51 Pages


issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 11,887 Shares issuable upon the exercise of warrants held for its account, E) 3,170 Shares issuable upon the exercise of Warrant No. 12 held for its account, F) 1,902 Shares issuable upon the exercise of Warrant No. 14 held for its account, G) 3,170 Shares issuable upon the exercise of Warrant No. 16 held for its account, H) 9,394 Shares issuable upon the exercise of Warrant No. 18 held for its account, I) 41,710 Shares currently issuable upon the conversion of 31.7 shares of Series C Preferred Stock held for its account,
J) 297,669 Shares issuable upon the conversion of 226.229 the shares of Series D Preferred Stock; and K) 792 Shares issuable upon the exercise of Warrant No. 20 held for its account.

               (iii) Mr. Soros may be deemed the beneficial owner of 48,424,365 Shares (approximately 90.8% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of A) 46,890,033 Shares which may be deemed to be beneficially owned by QIP as described above, and B) 1,534,332 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

              (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 46,890,033 Shares which may be deemed to be beneficially owned by QIP as described above.

               (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,534,332 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

               (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 48,424,365 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

               (c) Except for (a) the transactions described in Item 6 below, and (b) certain transactions listed in Annex A hereto, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the Shares since January 13, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

              (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

              (e) Not applicable.

                                                             Page 11 of 51 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Series D Preferred Stock Purchase Agreement
-------------------------------------------

               On March 12, 2003, the Issuer entered into a Series D Preferred Stock Purchase Agreement (the "Purchase Agreement") with QIP and SFM Domestic Investments. Pursuant to the terms of the Purchase Agreement, QIP purchased 3,899.463 shares of the Issuer's Series D Convertible Preferred Stock, $.01 par value per share (the "Series D Preferred Stock") for an aggregate purchase price of $3,899,463, and SFM Domestic Investments purchased 127.660 shares of Series D Preferred Stock for an aggregate purchase price of $127,660. In addition, pursuant to the terms of the Purchase Agreement, QIP acquired an aggregate of 3,010.856 shares of Series D Preferred Stock upon conversion of 2,033.43 shares of Series 2002 Preferred Stock and the convertible demand promissory note, dated January 28, 2003 (the "QIP 2003 Note"), with an aggregate amount of principal and accrued and unpaid interest of $977,426, and SFM Domestic Investments acquired an aggregate of 98.569 shares of Series D Preferred Stock upon conversion of 66.57 shares of Series 2002 Preferred Stock and the convertible demand promissory note, dated January 28, 2003 (the "SFM 2003 Note"), with an aggregate amount of principal and accrued and unpaid interest of $31,999.

               Pursuant to the Purchase Agreement, the Issuer elected to prepay the aggregate principal amount of the convertible demand promissory note, dated September 27, 2002, issued by the Issuer to QIP, in the aggregate principal amount of $1,936,600 and the convertible demand promissory note, dated September 27, 2002, issued by the Issuer to SFM Domestic Investments, in the aggregate principal amount of $63,400 (the "Series C Convertible Notes") (forms of which were previously filed as Exhibits JJJ and KKK, respectively, to Schedule 13D Amendment No. 15 and are incorporated herein by reference in response to this
Item 6), together with interest accrued thereon. The foregoing description of the Series C Convertible Notes does not purport to be complete and is qualified in its entirety by the terms of the Series C Convertible Notes.

               So long as any shares of Series D Preferred Stock are owned by QIP, SFM Domestic Investments or their respective affiliates, the Issuer has agreed not to take any action to approve or otherwise facilitate certain change of control transactions, including, but not limited to, a merger or consolidation of the Issuer resulting in a change of control or a sale of substantially all the assets of the Issuer, unless provision has been made for the holders of the shares of Series D Preferred Stock to receive in connection with such transaction an amount in cash equal to the greater of (i) $1,000 per share of Series D Preferred Stock plus any accrued and unpaid dividends on such share and (ii) the amount that the holder of such share of Series D Preferred Stock would receive if it were to convert such share (without regard to any limitation on conversion and without actually requiring to be so converted) into Shares (the "Series D Liquidation Preference").

               The Issuer, QIP and SFM Domestic Investments amended the definition of "Registrable Securities" under the Investment Agreement (the "Investment Agreement"), dated November 13, 2000 (a copy of which was previously filed as Exhibit LL to Schedule 13D Amendment No. 7 and is incorporated herein by reference in response to this Item 6) in order that certain securities related to the Series D Preferred Stock were covered by the registration rights set forth in the Investment Agreement. The

                                                             Page 12 of 51 Pages


amended definition of "Registrable Securities" includes, along with any other securities already included in such definition, the Shares issuable upon conversion of the Series D Preferred Stock. The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by the terms of the Investment Agreement.

               QIP and SFM Domestic Investments agreed to provide the Issuer with additional financing up to an aggregate of $1,000,000 on a standby basis which, subject to certain terms and conditions, the Issuer may draw upon at any time prior to January 1, 2004. Any draws against the standby commitment amount will be affected through the purchase of shares of Series E Preferred Stock having rights substantially identical to the Series D Preferred Stock except as set forth in the Purchase Agreement.

               The Issuer has agreed to put forth proposals seeking stockholder approval of the conversion rights of the Series D Preferred Stock and the Issuer's Series E Convertible Preferred Stock, $.01 par value per share (the "Series E Preferred Stock") at the Company's next annual or special meeting of stockholders. The Issuer has agreed to take all reasonable action to convene a meeting of the Issuer's stockholders on or before December 31, 2003.

               The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Purchase Agreement, which is attached in Exhibit OOO and is incorporated herein by reference in response to this Item 6.

Certificate of Powers, Designations, Preferences and Rights of Series D Convertible Preferred Stock
--------------------------------------------------------------------------------

               Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights of Series D Convertible Preferred Stock (the "Series D Preferred Certificate of Designations") filed by the Issuer with the Delaware Secretary of the State on March 12, 2003, the shares of Series D Preferred Stock are entitled to cumulative dividends at a rate of 12% per annum, compounding annually. The dividends are payable only upon a conversion of the shares of Series D Preferred Stock into Shares, a liquidation, dissolution or winding up of the Issuer or a redemption of the shares of Series D Preferred Stock. The holders of shares of Series D Preferred Stock are entitled to a preference on a liquidation, dissolution or winding up of the Issuer in an amount per share equal to the Series D Liquidation Preference.

               The holders of shares of Series D Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer's stockholders, voting as a single class with the holders of the Shares, on an as-converted basis. Notwithstanding the foregoing, (i) the holders of shares of Series D Preferred Stock are not entitled to vote with respect to the approval of the conversion rights of the Series D Preferred Stock or any equity securities issued in connection with the funding of the standby commitment amount under the Purchase Agreement and (ii) until the Issuer's stockholders approve the conversion rights of the Series D Preferred Stock (to the extent such approval is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Shares may be listed from time to time), the total number of votes cast with respect to the then outstanding shares of Series D Preferred Stock may not exceed 2,204,803 (subject to adjustment to reflect any stock split, stock dividend, reclassification or similar transaction). So long as at least 40% of the shares of Series D Preferred Stock remain outstanding, the Issuer may take the actions enumerated in Section 5.1 of the Series D Preferred Certificate of

                                                             Page 13 of 51 Pages


Designations only with the approval of a majority of the shares of Series D Preferred Stock, voting separately as a class. In addition, so long as any shares of Series D Preferred Stock are outstanding, the approval of the holders of at least 66-2/3% of such shares, voting separately as a class, must be obtained (i) to effect any transaction that would adversely affect the rights, preferences, powers and privileges of the shares of Series D Preferred Stock or
(ii) to merge or consolidate with another entity, sell all or substantially all of the Issuer's assets or enter into a transaction resulting in, or facilitating, a change of control.

                  Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, into a number of fully paid and nonassessable Shares obtained by dividing (i) $1,000 by (ii) $0.76 (as adjusted, the "Series D Conversion Price"). The Series D Conversion Price may be adjusted upon the occurrence of certain events described in the Series D Preferred Certificate of Designations, including, but not limited to, the issuance by the Issuer of securities at a price per share (the "New Issue Price") less than the Series D Conversion Price in which case the Series D Conversion Price will be adjusted to equal the New Issue Price. Upon conversion, the accrued and unpaid dividends on each share of Series D Preferred Stock are paid, at the option of the Issuer, in cash or in Shares.

               Notwithstanding the foregoing, (i) until the Issuer's stockholders approve the conversion rights of the Series D Preferred Stock (to the extent such approval is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Shares may be listed from time to time), no share of Series D Preferred Stock may be converted into Shares to the extent that, after giving effect to such conversion, the total number of Shares issued from and after March 12, 2003 as a result of the conversion of shares of Series D Preferred Stock would exceed 2,204,803 (subject to adjustment to reflect any stock split, stock dividend, reclassification or similar transaction).

               The holders of shares of Series D Preferred Stock are entitled to certain preemptive rights in instances where the Issuer issues any Shares or securities convertible or exchangeable into Shares, subject to certain excluded issuances.

               Subject to the fulfillment of certain requirements, the Issuer may redeem for cash all the shares of Series D Preferred Stock at redemption prices equal to multiples of the Series D Conversion Price, as set forth in
Section 7 of the Series D Preferred Certificate of Designations.

               The foregoing description of the Series D Preferred Certificate of Designations does not purport to be complete and is qualified in its entirety by the terms of the Series D Preferred Certificate of Designations, which is attached in Exhibit PPP, and is incorporated herein by reference in response to this Item 6.


Waiver and Consent of the Holders of Series A Convertible Preferred Stock,
---------------------------------------------------------------------------
Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and
-------------------------------------------------------------------------------
Series 2002 Convertible Preferred Stock
----------------------------------------

               On March 12, 2003, QIP and SFM Domestic Investments executed the Waiver and Consent of the Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series 2002 Convertible Preferred Stock (the "Waiver and Consent"). Pursuant to the Waiver and Consent, (i) the holders of Series A Preferred Stock, Series B Preferred Stock

                                                             Page 14 of 51 Pages

and Series C Preferred Stock waived their preemptive rights with respect to the issuance of the shares of Series D Preferred Stock, and (ii) the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series 2002 Preferred Stock consented to the issuance of the shares of Series D Preferred Stock and the prepayment of the Series C Convertible Notes. The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by the terms of the Waiver and Consent, which is attached in Exhibit QQQ, and is incorporated herein by reference in response to this Item 6.

Conversion Price of Series B Convertible Preferred Stock and Series C
----------------------------------------------------------------------
Convertible Preferred Stock
-----------------------------

               In  connection  with  the  issuance  of the  shares  of  Series D
Preferred Stock, the conversion price of the Series B Preferred Stock was reduced to $0.76 per share pursuant to Section 5.8.6 of the Issuer's Certificate of Incorporation (a copy of which was previously filed as Exhibit RR to Schedule 13D Amendment No. 8 and is incorporated herein by reference in response to this
Item 6), and the conversion price of the Series C Preferred Stock was reduced to $0.76 per share pursuant to Section 6.5 of the Certificate of Powers, Designations, Preferences and Rights of Series C Convertible Preferred Stock (the "Series C Preferred Certificate of Designations") (a copy of which was previously filed as Exhibit LLL to Schedule 13D Amendment No. 15 and is incorporated herein by reference in response to this Item 6) filed by the Issuer with the Delaware Secretary of the State on September 27, 2002. The foregoing descriptions of the Certificate of Incorporation and the Series C Preferred Certificate of Designations do not purport to be complete and are qualified in their entirety by the terms of the Certificate of Incorporation and the Series C Preferred Certificate of Designations.

               Except as set forth herein, the Reporting Persons do no have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 15 of 51 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 14, 2003                 QUANTUM INDUSTRIAL PARTNERS LDC

                                     By: /s/  John F. Brown
                                         -----------------------------------
                                         John F. Brown
                                         Attorney-in-Fact

                                     QIH MANAGEMENT INVESTOR, L.P.

                                     By: QIH Management LLC,
                                         its General Partner

                                     By: Soros Private Funds Management LLC,
                                         its Managing Member

                                     By: George Soros,
                                         its Sole Member

                                     By: /s/  John F. Brown
                                         -----------------------------------
                                         John F. Brown
                                         Attorney-in-Fact


                                     QIH MANAGEMENT LLC

                                     By: Soros Private Funds Management LLC,
                                         its Managing Member

                                     By: George Soros,
                                         its Sole Member

                                     By: /s/  John F. Brown
                                         -----------------------------------
                                         John F. Brown
                                         Attorney-in-Fact


                                     SOROS FUND MANAGEMENT LLC

                                     By: /s/  John F. Brown
                                         -----------------------------------
                                         John F. Brown
                                         Assistant Counsel


                                     SFM DOMESTIC INVESTMENTS LLC

                                     By:      George Soros
                                              Its Managing Member

                                     By: /s/  John F. Brown
                                         -----------------------------------
                                         John F. Brown
                                         Attorney-in-Fact


                                     GEORGE SOROS

                                     By: /s/  John F. Brown
                                         -----------------------------------
                                         John F. Brown
                                         Attorney-in-Fact

                                                             Page 16 of 51 Pages

                                    ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                 BLUEFLY, INC.

For the         Date of         Nature of       Number of
Account of      Transaction     Transaction     Securities      Price
----------      -----------     -----------     ----------      -----

QIP             1/28/03         Purchase        24,208          (1)
                                Warrants

SFM Domestic    1/28/03         Purchase           792          (2)
Investments                     Warrants


----------------------------

(1) Issued to QIP as additional consideration in connection with the purchase of certain convertible demand promissory notes from the Issuer.

(2)  Issued  to  SFM  Domestic   Investments  as  additional   consideration  in
     connection with the purchase of certain convertible demand promissory notes from the Issuer.

                                                             Page 17 of 51 Pages

                                  EXHIBIT INDEX


OOO.          Form  of the  Series  D  Preferred  Stock  Purchase
              Agreement,  dated  as of  March  12,  2003,  by and
              between  Bluefly,  Inc. and the investors listed on
              Schedule I thereto........................................      18



PPP.          Form  of  Certificate   of  Powers,   Designations,
              Preferences  and  Rights  of  Series D  Convertible
              Preferred Stock of Bluefly, Inc...........................      34


QQQ.          Form of Waiver and Consent of the Holders of Series
              A Convertible Preferred Stock, Series B Convertible
              Preferred  Stock,  Series C  Convertible  Preferred
              Stock and Series 2002  Convertible  Preferred Stock
              of Bluefly, Inc...........................................      48